Exhibit 99.2

PROXY FOR 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

JACADA LTD.

8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Gideon Hollander and Mr. Jonathan M. Nathan or either of them, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent to vote as designated on the reverse side of this card, all of the Ordinary Shares of Jacada Ltd. (the “Company”), held of record by the undersigned on November 27, 2017, at the 2017 Annual General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, December 27, 2017 at 11:00 a.m. (Israel time), at the offices of the Company, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, or any adjournment or postponement thereof, on the following matters, which are more fully described in the Notice of 2017 Annual General Meeting of Shareholders of the Company (the “Notice”) and the Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew) in two Israeli newspapers, as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K. The undersigned furthermore acknowledges receipt of the Proxy Statement with respect to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 1, 5 or 6 for the Meeting, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposals 2, 3 or 4, this proxy will be voted FOR any such proposal and will be counted towards the ordinary majority and special majority required for the approval thereof only if the undersigned provides the confirmation required by Items 2A, 3A or 4A (as applicable) on the reverse side.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the ordinary majority or special majority required for the approval of Proposals 2, 3 or 4 unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposals 2, 3 or 4 by checking the box “FOR” Items 2A, 3A and 4A on the reverse side. If you have such a conflict of interest and wish to vote on Proposals 2, 3 or 4 for purposes of the ordinary majority required for the approval thereof, you should not vote under this proxy card with respect to Proposals 2, 3 or 4 (as applicable) and should not check the box “FOR” Items 2A, 3A or 4A (as applicable) on the reverse side, and should instead follow the instructions on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JACADA LTD.

December 27, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
 as possible.
↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW. PLEASE SEE THE INSTRUCTION
BELOW REGARDING ITEMS 2A, 3A AND 4A RELATING TO PROPOSALS 2, 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK
INK AS SHOWN HERE ☒

Important Instructions for Items 2A, 3A and 4A relating to Proposals 2, 3 and 4, respectively:			FOR	AGAINST	ABSTAIN
PLEASE BE CERTAIN TO CHECK THE BOX “FOR” ITEMS 2A, 3A AND 4A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 2, 3 AND 4, RESPECTIVELY (UNLESS YOU HAVE SUCH A CONFLICT OF INTEREST).
	1(a)	Re-election of Mr. Gideon Hollander to the Company’s Board of Directors (the “Board”) as a Class III director under the Company’s Articles of Association (the “Articles”) for a three-year term	☐	☐	☐
	1(b)	Re-election of Mr. Yossie Hollander to the Board as a Class III director under the Articles for a three-year term	☐	☐	☐
Under the Companies Law, your vote on Proposals 2, 3 and 4 cannot be counted unless you notify the Company whether or not you have a conflict of interest in the approval of those proposals. If you actually do have any such conflict of interest and wish to vote on the relevant proposal (and be counted towards the ordinary majority required for its approval), you should not vote under this proxy card with respect to Proposal 2, 3 or 4 (as applicable) and should not check the box “FOR” Item 2A, 3A or 4A (as applicable). Instead you may vote on Proposal 2, 3 or 4 (as applicable) by contacting the Company’s General Counsel, Oren Shefler, at (770) 776-2215 (fax: (770) 810-4319) or oshefler@jacada.com, who will provide you with a proxy card that is designed for you.

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company’s General Counsel as described above.
	2.	Approval of the Company’s entry into a private placement financing transaction with certain investors, including IGP Digital Interaction Limited Partnership, or IGP, a significant shareholder of the Company	☐	☐	☐
	2A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, 5759-1999 (the “Companies Law”), as described in the Proxy Statement for the Meeting) in the approval of Proposal 2	☐
	3.	Adoption of an amended Office Holder Compensation Policy for the Company	☐	☐	☐
	3A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 3	☐
	4.	Approval of a compensation package for the Company’s new Chief Executive Officer, Mr. Yochai Rozenblat	☐	☐	☐
	4A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 4	☐
	5(a)	Re-election of Mr. Assaf Harel to the Board, to serve as an unclassified director for a one-year term	☐	☐	☐
	5(b)	Re-election of Mr. Ofer Timor to the Board, to serve as an unclassified director for a one-year term	☐	☐	☐
6.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.      ☐
			☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.